Exhibit 99.(a)(1)(I)

Dear Warrant Holder:

As a holder of warrants to purchase common stock of Franklin Covey Co. (the “Company”), you are receiving the enclosed document explaining how you can participate in the Company’s offer to purchase for cash up to $28,000,000 in value of shares of the Company’s common stock at a price not greater than $10.50 per share nor less than $9.00 per share via a Dutch auction tender offer.  The tender period began on July 29, 2008 and will extend through 5:00 p.m., New York City time, on August 27, 2008 (unless the expiration date is otherwise extended by the Company).  At the end of the tender offer, the Company will pay the same price for all shares that it purchases.

As a holder of warrants, if you wish to participate in this offer, you must exercise a number of warrants exercisable into the number of shares you wish to tender and tender the acquired shares.  To exercise all or a portion of your warrants or to receive assistance with any questions regarding your warrants, you must contact Zions Bank at (801) 844-7546.  The ability to exercise your warrants is subject to the rules governing the warrants.  We have included for your review the Offer to Purchase and related Letter of Transmittal describing the tender offer.  We strongly recommend that you review the tender offer materials prior to deciding whether to exercise all or a portion of your warrants and tender the acquired shares.  To request additional tender offer materials or to receive assistance with any questions regarding the tender offer, please contact Georgeson Inc. at (800) 491-3365.

If you choose to exercise all or a portion of your warrants and tender the acquired shares to participate in the tender offer, there can be no assurance that any such shares you tender will be accepted by the Company and purchased for cash.  You should be aware that warrant exercises may not be rescinded even if all or a portion of the shares received upon exercise and properly tendered in the tender offer are not purchased by the Company for any reason.  Accordingly, if you exercise warrants to acquire shares and such shares are not purchased in the tender offer, you will remain a shareholder.  It is important for you to carefully review the tender offer materials and to decide if this offer is right for you.  You should evaluate this tender offer carefully to determine if participation would be advantageous to you, based on your warrants’ exercise price, the years left to exercise your warrants and the provisions for pro rata purchases by us described in Offer to Purchase and related materials.  We strongly recommend that you discuss the tender offer and the potential exercise of your warrants and tender of the acquired shares with your tax advisor or broker.

The Board of Directors of the Company has approved the making of the tender offer.  However, none of the Company, its Board of Directors, the Dealer Manager, the Depositary and the Information Agent makes any recommendation to you as to whether to exercise your warrants and tender or refrain from tendering your acquired shares or as to the purchase price or purchase prices at which you may choose to tender your shares.  You must make your own decision as to whether to exercise your warrants and tender your acquired shares and, if so, how many warrants to exercise and the number of shares to tender and the price or prices at which you will tender them.

You should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the tender offer.  All directors and executive officers of the Company have advised the Company that they do not intend to tender any of their shares in the tender offer.

If you are already an existing shareholder of record, in addition to a warrant holder, you will also receive a tender offer packet under separate cover.

This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the Company.  The Company’s offer to buy shares is being made only pursuant to the Offer to Purchase and the related materials dated July 29, 2008, as amended and supplemented from time to time.  Holders of warrants should read the Offer to Purchase and the related materials carefully because they contain important information.  Holders of warrants may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.  Holders of warrants also may obtain a copy of these documents, without charge, from the information agent, Georgeson Inc., by calling toll-free: (800) 491-3365.